Exhibit 99.1

Ardmore Shipping Files 2020 Annual Report on Form 20-F

HAMILTON, Bermuda, March 5, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced today that it has filed its Annual Report on Form 20-F for the year ended December 31, 2020 (the "Form 20-F") with the U.S. Securities and Exchange Commission (the "SEC").

In compliance with the New York Stock Exchange rules, a copy of the Form 20-F can be found in the Investor Relations section of the Company's website, www.ardmoreshipping.com, under SEC Filings.

Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at investor.relations@ardmoreshipping.com, by writing to Ardmore Shipping Corporation, Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda, or by telephoning The IGB Group at +1-646-673-9701.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com